Ballard Power Systems
9000 Glenlyon Parkway
Burnaby BC V5J 5J8
Canada

Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard Power Systems Inc.
News Release

Ballard Introduces Next Generation Air-Cooled Fuel Cell Stack
Fewer parts, improved performance, lower cost

For Immediate Release – September 6, 2006

Vancouver, Canada – Ballard Power Systems today announced successful completion of alpha trials and plans for accelerated beta trials and managed commercial rollout of its air-cooled fuel cell, the Mark 1020 ACS. The Mark 1020 ACS, a product primarily focused on the backup power market, provides a range of power outputs from one to five kilowatts, and leverages Ballard’s air-cooled fuel cell technology expertise to deliver several significant improvements over earlier product prototypes. Key elements of this next generation design include:

•	Simplified, lower cost design: the Mark 1020 ACS uses 33% fewer parts than the previous generation air-cooled product, incorporates new, lower cost materials, and reduces precious metal catalyst content significantly.

•	Self-humidification: the unit operates without the need for external humidifiers, thereby reducing both part count and cost.

•	Ambient operating regime: by dropping operating pressure of the fuel cell stack, Ballard has removed the need for an air compressor, again reducing system cost and improving reliability.

Utilizing air-cooled fuel cell technology for lower power output applications enables system integrators to develop fuel cell products that can compete effectively with today’s technologies. With reduced balance of plant costs, integrators can offer customers a lower cost, clean energy alternative.

“Ballard’s Mark 1020 ACS offers a strong value proposition in the backup power market, including telecom backup applications, and we are confident that it will help Ballard and our customers capitalize on this significant near-term market opportunity,” said Noordin Nanji, Ballard’s Chief Customer Officer. “In the same way that Ballard’s Mark9 SSL™ product platform offers a clean, quiet alternative in materials handling applications, Ballard’s Mark 1020 ACS, with its reduced cost and improved performance, provides system integrators with a high value, cost-effective alternative to conventional battery and generator backup systems being used today.”

Fuel cell advantages for backup power applications include:

•	Lower life cycle costs due to long design life and limited maintenance

•	Few moving parts

•	A wide operating temperature range (-40 to +46°C) in comparison to batteries

•	Extended run capability during lengthy blackout periods

•	Reduced footprint and weight

•	Zero emissions

The introduction of the Mark 1020 ACS rounds out Ballard’s product offerings for its key markets of backup power, residential cogeneration, materials handling, and automotive.

About Ballard
Ballard Power Systems (TSX: BLD, NASDAQ: BLDP) is recognized as a world leader in the development, manufacture and sale of zero-emission proton exchange membrane fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

For customer inquiries, please email marketing@ballard.com.

For further information, or to arrange an interview with a Ballard spokesperson, please call Rebecca Young or Michelle Cormack at 604-454-0900. Ballard, the Ballard logo, Power to Change the World are registered trademarks of Ballard Power Systems Inc.